Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel & Sumitomo Metal Corporation

Subject Company: Nisshin Steel Co., Ltd. (SEC File No. 132-02821)

[Translation]

November 12, 2018

To Whom It May Concern,

Listed Company’s Name:	Nippon Steel & Sumitomo Metal Corporation
Representative:	Kosei Shindo, Representative Director and President
(Code Number:	5401, First Section of the TSE, First Section of the NSE, FSE, and SSE)
Contact:	Fumiaki Onishi, General Manager, Public Relations Center
(Telephone:	+81-3-6867-2135, 2146, 2977, 3419)

Listed Company’s Name:	Nisshin Steel Co., Ltd.
Representative:	Kinya Yanagawa, President & CEO, and Representative Director
(Code Number:	5413, First Section of the TSE)
Contact:	Hirokazu Kuwasako, Executive Officer, General Manager, General Administration Dept.
(Telephone:	+81-3-3216-5566)

Notice Regarding the Declaration of Effectiveness of the Registration Statement Filed on Form F-4

with the U.S. Securities and Exchange Commission

Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and Nisshin Steel Co., Ltd. (“Nisshin Steel”) resolved on May 16, 2018 to conduct a share exchange effective as of January 1, 2019 wherein NSSMC will become a wholly owning parent company and Nisshin Steel will become a wholly owned subsidiary (the “Share Exchange”). NSSMC and Nisshin Steel entered into a share exchange agreement regarding the Share Exchange as of the same day.

NSSMC hereby announces that NSSMC has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2018 (U.S. Eastern Daylight Time, “EDT”), pursuant to the U.S. Securities Act of 1933, prior to Nisshin Steel’s extraordinary shareholders meeting to approve the Share Exchange, and that the Form F-4 has been declared effective as of November 9, 2018 (EDT).

1.	Contents of the Filed Form F-4

The filed Form F-4 includes NSSMC’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as well as qualitative information such as the structure of the Share Exchange, business overview of NSSMC, and analysis of the financial condition and results of NSSMC. The consolidated financial statements under IFRS were prepared for the purpose of being included in the Form F-4 filed with the SEC in connection with the Share Exchange.

In addition, as previously announced in the press release dated March 2, 2018, “Notice of Voluntary Adoption of International Financial Reporting Standards (IFRS),” NSSMC plans to voluntarily adopt IFRS for the consolidated financial statements for the fiscal year ending March 31, 2019. While an annual report of NSSMC on Form 20-F, which will include consolidated financial statements under IFRS as of and for the fiscal year ended March 31, 2019, is planned to be filed with the SEC, NSSMC will subsequently terminate its registration to the SEC and has no plan at present to prepare and file any annual reports for subsequent periods.

2.	Where to View the Filed Form F-4

The filed Form F-4 can be viewed and obtained on EDGAR, the SEC’s Electronic Data Gathering, Analysis and Retrieval system.

(https://www.sec.gov/Archives/edgar/data/1140471/000119312518316702/0001193125-18-316702-index.htm)

(Reference)

Major financial information of NSSMC under IFRS included in the Form F-4

•	Summary of the reconciliation between Japanese Generally Accepted Accounting Principles and IFRS

•	Consolidated statements of financial position as of March 31, 2017 and 2018

•	Consolidated statements of profit or loss/Consolidated statements of comprehensive income for the years ended March 31, 2017 and 2018

The attached reference materials are excerpts of the financial statements and other information in the Form F-4 and do not purport to represent the entire contents included in the Form F-4.

End

Prior to the Share Exchange with Nisshin Steel, NSSMC filed a registration statement on Form F-4 with the SEC. The Form F-4 includes a prospectus and other documents. With the Form F-4 coming into effect, the prospectus filed as part of the Form F-4 will be sent to the U.S. shareholders of Nisshin Steel before the date of Nisshin Steel’s shareholders meeting wherein voting rights are scheduled to be exercised to approve the Share Exchange. The Form F-4 and the prospectus contain important information, such as information on NSSMC and Nisshin Steel, information on the Share Exchange, and other related information. The U.S. shareholders of Nisshin Steel are kindly requested to carefully read the Form F-4, the prospectus and other documents that have been filed with the SEC in relation to the Share Exchange, before exercising their voting rights relating to the Share Exchange at the shareholders meeting. All documents filed with the SEC in relation to the Share Exchange are publicized free of charge on the SEC website at www.sec.gov. Furthermore, such documents will be mailed free of charge upon request. To make a request, please refer to the contact below.

Contact for inquiries about the Share Exchange:

Company name:	Nippon Steel & Sumitomo Metal Corporation	Company name:	Nisshin Steel Co., Ltd.
Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Contact person:	Fumiaki Onishi, General Manager, Public Relations Center	Contact person:	Mitsuhiro Murashita, PR Team and Secretary of General Administration Dept.
TEL:	03-6867-2130
E-mail:	ohnishi.x97.fumiaki@jp.nssmc.com	TEL:	03-3216-5566
		E-mail:	murashita.m977@nisshin-steel.co.jp